N E W S R E L E A S E

August 19, 2008

MANAGEMENT APPOINTMENTS

Nevsun Resources Ltd., (NSU-TSX/AMEX) (“Nevsun”) is pleased to announce an executive management re-structuring and the appointment of an Executive Vice President with responsibility to take the Company forward to develop the Bisha Project in Eritrea.

Trevor A. Moss has been hired as Executive Vice President of the Company effective immediately.  Mr. Moss, a qualified civil engineer, has considerable project development experience gained with major mining companies, junior developers and international contractors including Cyprus Amax, Barrick, Tiberon, Gabriel Resources and Aker Kvaerner. Mr. Moss will be responsible for the corporate oversight of the Bisha project development team and will be driving to complete the project in a timely, cost effective manner.

Cliff Davis has been appointed President and Chief Executive Officer, taking over from John Clarke who is staying on as Vice Chairman to the Board of Directors. Mr. Davis, previously the Executive Vice President and CFO for the past several years, will be succeeded as CFO by Peter Hardie, a chartered accountant who has been with the Company since early 2005.

Stuart (Tookie) Angus remains as the Chairman of the Board of Directors and its Special Committee.

The new CEO, Cliff Davis, stated “I am pleased to accept this increased responsibility and welcome Trevor Moss to the company team. With this additional leadership and experience, together with our existing team of professionals in Eritrea, and Government support, I believe we are well positioned to progress the $250 million Bisha Project. Our immediate focus is to secure project debt so as to add to the approximately $60 million cash on hand. On behalf of the Board of Directors I wish to thank John for his contribution these past 11 years.”

Forward Looking Statements: The above contains forward-looking statements concerning the future of the company’s Bisha project in Eritrea.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. On behalf of the Board Cliff T. Davis President & Chief Executive Officer Nsu08-11.doc	For further information, Contact: Judy Baker, Investor Relations (416) 786-7860 or 1-888-600-2200 (604) 623-4700 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com